SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

PHARMERICA CORPORATION

(Name of Subject Company (Issuer))

PHILADELPHIA ACQUISITION SUB, INC.

OMNICARE, INC.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

71714F104

(CUSIP Number of Class of Securities)

John G. Figueroa

Chief Executive Officer

Omnicare, Inc.

1600 RiverCenter II

100 East RiverCenter Boulevard

Covington, Kentucky 41011

Telephone:  (859) 392-3300

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

Copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

Telephone:  (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$498,732,885	$57,903

*                  For purposes of calculating the amount of the filing fee only. Based on the offer to purchase up to 33,248,859 shares of common stock, par value $0.01 per share (the “Shares”), of PharMerica Corporation (“PharMerica”), including the associated preferred share purchase rights, at a purchase price of $15.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes.  Such number of Shares consists of (i) 29,386,392 Shares issued and outstanding as of July 29, 2011, as reported in PharMerica’s Quarterly Report on Form 10-Q for the period ended June 30, 2011 (the “PharMerica Form 10-Q”) and (ii) 3,862,467 Shares that may be issued before the expiration of the offer pursuant to the exercise of stock options and the vesting of restricted stock units and performance share units based on the total number of stock options, restricted stock units and performance share units outstanding as of June 30, 2011, as reported in the PharMerica Form 10-Q.

**           Calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011, by multiplying the transaction value by 0.0001161.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$57,903	Filing Parties:	Omnicare, Inc. Philadelphia Acquisition Sub, Inc.

Form or Registration No.:	SC TO-T	Date Filed:	September 7, 2011

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 9 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 7, 2011 (together with any amendments and supplements thereto, the “Schedule TO”) by Omnicare, Inc., a Delaware corporation (“Omnicare”), and Philadelphia Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Omnicare (“Purchaser”), relating to the offer by Purchaser to purchase (1) all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of PharMerica Corporation, a Delaware corporation (“PharMerica”), and (2) the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of PharMerica (the “Rights”) issued pursuant to the Rights Agreement, dated as of August 25, 2011 (the “Rights Agreement”), between PharMerica and Mellon Investor Services LLC, as Rights Agent, at a price of $15.00 per Share (including the associated Rights), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 7, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”).  Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights, and all references herein to the “Rights” shall be deemed to include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement.  This Amendment is being filed on behalf of Omnicare and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below.  This Amendment should be read together with the Schedule TO.

ITEMS 1 THROUGH 9 AND ITEM 11.

The Offer to Purchase is hereby amended as follows:

1.  The following paragraphs are hereby added at the end of Section 10 — “Background of the Offer”:

“In early November, 2011, Mr. Weishar contacted Mr. Figueroa and stated that he was scheduled to appear before the FTC on November 16, 2011, in connection with the FTC’s review of the proposed transaction.  Mr. Weishar stated that, prior to such appearance, he wanted to engage in a discussion regarding price and the allocation of regulatory risk for the proposed transaction.  Mr. Figueroa reiterated Omnicare’s position that, in order to have a discussion on price or regulatory risk allocation, Omnicare would need access to customary due diligence information of PharMerica.

On November 10, 2011, at Mr. Weishar’s request, Omnicare sent to PharMerica a customary due diligence request list.  On November 11, 2011, a representative of Deutsche Bank contacted a representative of Goldman Sachs and stated that PharMerica was only willing to provide certain limited due diligence information at this point and that Omnicare should send a revised, limited due diligence request list to PharMerica.  On November 14, 2011, in an effort to continue to move the due diligence process forward, Omnicare sent to PharMerica a significantly reduced list requesting only limited information.

On or about November 14, 2011, Mr. Weishar sent the following letter to Mr. Figueroa and publicly disclosed such letter.  The following is the full text of the letter:

November 14, 2011

John Figueroa

Chief Executive Officer

Omnicare, Inc.

1600 RiverCenter II

100 East RiverCenter Boulevard

Covington, Kentucky 41011

Dear Mr. Figueroa:

As conveyed to you during our telephone call last week, PharMerica is concerned that despite launching a hostile tender offer for the shares of PharMerica stock, Omnicare continues to be unwilling to engage in meaningful negotiations regarding the terms of a potential business combination transaction between the two companies. You indicated that Omnicare is unwilling to entertain any discussions regarding price or antitrust risk sharing until Omnicare has conducted exhaustive due diligence on PharMerica. We believe such a position is disingenuous. Omnicare was perfectly willing to launch its hostile tender offer without the benefit of any advance due diligence and at the time was requesting only the opportunity to conduct confirmatory due diligence later. There is no reason why the same process could not be followed now; or in the alternative, as we have offered to do on multiple occasions, provide Omnicare with substantial non- client proprietary information.

Instead, Omnicare has repeatedly imposed and changed the preconditions for Omnicare engaging in meaningful discussions. For example, after our call earlier this week, Omnicare sent PharMerica an 11 page due diligence request list. This request is substantially longer and more comprehensive than the earlier requests of Omnicare, such as the 4 page request made on October 14th. Knowing full well that PharMerica can not reveal all of its most sensitive business information, Omnicare is now imposing such a requirement as a pre-condition to any further discussions. Also, as you know, we offered in writing to provide a good part of the items requested by Omnicare on October 14th.

Omnicare’s actions reveal the truth that Omnicare has no intention of agreeing to terms with PharMerica, if at all, until after the Federal Trade Commission has completed its review of the transaction. In fact, during our in-person meeting on October 19, 2011, you stated that one of the strategies considered by Omnicare was to do exactly that - wait until the FTC review is completed before negotiating deal terms with PharMerica. Omnicare’s CFO, John Workman, has made the same statements publicly. This strategy is completely inconsistent with Omnicare’s public statements, which we believe have materially misled both the stockholders of PharMerica and Omnicare regarding your true intentions.

Omnicare’s unwillingness to engage in negotiations with PharMerica indicates that Omnicare may have other motives for launching its hostile tender offer and that one of the true purposes for Omnicare’s actions has been to inflict damage on PharMerica’s business, thereby improving Omnicare’s competitive position. PharMerica’s belief is unfortunately bolstered by the conduct of Omnicare representatives who have repeatedly made misrepresentations to PharMerica’s customers, potential customers, or employees that are clearly designed to damage PharMerica’s business, contractual, or employee relationships.

PharMerica remains willing to engage in meaningful discussions regarding the terms of a potential business combination, but PharMerica will not put its competitive position at risk without any assurance that Omnicare is willing to complete a transaction on appropriate and mutually agreeable terms.

Please be advised that PharMerica will take all appropriate actions to protect its business relationships and the interest of its stockholders.

Sincerely,

/s/ Gregory S. Weishar

Gregory S. Weishar

Chief Executive Officer

On November 15, 2011, Mr. Meyers contacted Mr. Shelton to reiterate PharMerica’s desire to engage in a discussion regarding price and the allocation of regulatory risk for the proposed transaction prior to any general due diligence review by Omnicare.  Mr. Shelton stated that he would speak with the members of Omnicare’s senior management team and legal and financial advisors and that someone would respond to Mr. Meyers.

On that same day, Mr. Figueroa contacted Mr. Meyers and stated that Omnicare remains committed to pursuing the transaction but that Omnicare would need access to customary due diligence information of PharMerica.

Shortly thereafter, Mr. Figueroa contacted Mr. Weishar and reiterated to Mr. Weishar that Omnicare remains committed to pursuing the transaction and that, consistent with prior conversations, before discussing price, Omnicare would need access to customary due diligence information of PharMerica.  Mr. Figueroa stated that PharMerica should respond to Omnicare’s prior due diligence request list and indicate which items of information PharMerica would be willing to provide to Omnicare.  Mr. Weishar indicated that he would revise Omnicare’s due diligence request list.

Later that same day, Omnicare issued the following statement in response to PharMerica’s letter of November 14, 2011:

Since Omnicare launched its tender offer to purchase all of the outstanding shares of PharMerica common stock for $15.00 per share in cash, our goals and intentions have been clear.  We want to negotiate a mutually acceptable transaction and are willing to work with PharMerica to allay potential concerns regarding the process to reach an agreement.

Importantly, when PharMerica stockholders had an opportunity to voice their opinion by tendering shares into our tender offer, they sent a clear signal that they wanted PharMerica to engage with Omnicare.  To date, PharMerica has impeded progress and ignored the message sent by its stockholders.

Contrary to PharMerica’s claims, Omnicare is requesting standard and customary due diligence.  Omnicare launched its tender offer based solely on its review of publicly available information.  We launched our tender offer only after PharMerica refused to hold discussions with us or involve us in its sale process.  We have been — and remain — willing to discuss contractual risk, potential synergies and price as long as PharMerica affords Omnicare the opportunity to conduct a customary level of due diligence and engage in good faith negotiations.

Instead of participating in constructive discussions around Omnicare’s due diligence requests, PharMerica has impeded our ability to work towards a definitive agreement.  Upon PharMerica’s request for a due diligence list, we provided them with a customary 11-page list.  They subsequently asked us to shorten it and we sent back a significantly reduced 3-page list for review.  Rather than providing us with constructive feedback on either of the lists, PharMerica chose to respond by publicly releasing today a letter that contains no alternative path forward.

In addition to impeding progress, it is PharMerica — not Omnicare — that continues to change its conditions to engaging in meaningful discussions.  From the start of this process, we have made a reasonable request as a basis for constructive discussions: let’s begin with customary due diligence.  PharMerica, on the other hand, has made various demands relating to regulatory review as a condition to be met prior to allowing Omnicare to conduct customary due diligence.  At every turn, Omnicare has taken steps to address PharMerica’s demands and has entered into a confidentiality and joint defense agreement (JDA) that requires the parties to exchange specified regulatory information.  PharMerica has still not provided all such information as promised under the agreement.

Omnicare has always preferred to reach an agreement prior to the completion of the Federal Trade Commission’s (FTC) review.  Given PharMerica’s refusal to negotiate in good faith, Omnicare has no alternative but to continue to work independently with the FTC.

Mr. Weishar contacted John Figueroa, Omnicare’s Chief Executive Officer, stating that he was going before the FTC on November 16, 2011 and wanted to engage in a discussion about price and risk sharing, implying it would be wise to have this completed before his FTC testimony.  Rather than accede to this, Mr. Figueroa, consistent with the comments he made when agreement was reached on the JDA, indicated that Omnicare would not engage in price or risk allocation discussions without customary due diligence.

We believe an Omnicare-PharMerica combination is in the best interests of all parties.  Our true purpose in commencing this process has been to bring together our complementary businesses to enable the combined company to benefit from enhanced scale, provide a broader array of service offerings, and advance the country’s effort to lower overall healthcare costs.  With enhanced scale, we expect to bring innovations, such as our proprietary automation, to more customers.  Through expanding services and reducing costs, we expect to help our customers manage and respond to ongoing industry pressures.

The time for PharMerica to engage in meaningful discussions and commit to a base level of due diligence is now.  Given changes in the regulatory environment for institutional pharmacy services providers, including FULs, it is necessary and reasonable for Omnicare to assess PharMerica’s exposure in these areas.  Without the opportunity to conduct customary due diligence, we are unable to do so.

Since the start of this process, Omnicare has proposed a sensible, well-established path forward, including the submission of reasonable due diligence requests.  Omnicare has been, and remains willing to, devote all necessary resources to completing the due diligence process so that the two companies can conduct negotiations, execute definitive documentation and close a transaction in an expeditious manner.”

ITEM 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(L)                  Statement issued by Omnicare, Inc. on November 15, 2011.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of November 16, 2011 that the information set forth in this statement is true, complete and correct.

PHILADELPHIA ACQUISITION SUB, INC.

By:	/s/ John G. Figueroa
	Name:	John G. Figueroa
	Title:	President

OMNICARE, INC.

By:	/s/ John G. Figueroa
	Name:	John G. Figueroa
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Description
(a)(1)(A)	Offer to Purchase, dated September 7, 2011.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)	Summary Advertisement published on September 7, 2011.*
(a)(5)(A)	Press Release issued by Omnicare, Inc. on September 7, 2011 announcing the commencement of the Offer.*
(a)(5)(B)

Press Release issued by Omnicare, Inc. on August 23, 2011 (incorporated by reference to the Current Report on Form 8-K filed by Omnicare, Inc. with the Securities and Exchange Commission on August 23, 2011).

(a)(5)(C)	Press Release issued by Omnicare, Inc. on August 23, 2011 (incorporated by reference to the Schedule TO-C filed by Omnicare, Inc. with the Securities and Exchange Commission on August 24, 2011).
(a)(5)(D)	Press Release issued by Omnicare, Inc. on August 25, 2011 (incorporated by reference to the Schedule TO-C filed by Omnicare, Inc. with the Securities and Exchange Commission on August 25, 2011).
(a)(5)(E)	Excerpt of transcript of conference attended by Omnicare, Inc. on September 8, 2011.*
(a)(5)(F)	Investor Presentation dated September 2011.*
(a)(5)(G)	Press Release issued by Omnicare, Inc. on September 23, 2011.*
(a)(5)(H)	Letter from Omnicare, Inc. to the stockholders of PharMerica Corporation dated September 30, 2011.*
(a)(5)(I)	Press Release issued by Omnicare, Inc. on October 5, 2011.*
(a)(5)(J)	Excerpt of transcript of conference call held by Omnicare, Inc. on October 25, 2011 regarding Omnicare’s third quarter 2011 earnings release.*
(a)(5)(K)	Press Release issued by Omnicare, Inc. on October 26, 2011.*
(a)(5)(L)	Statement issued by Omnicare, Inc. on November 15, 2011.
(b)(1)

Credit Agreement, dated August 24, 2011, by and among Omnicare, Inc., the lenders named therein, SunTrust Bank, as Administrative Agent, JP Morgan Chase Bank, N.A., as Syndication Agent and Barclays Bank PLC, Goldman Sachs Bank USA and Bank of America, N.A., as Co-Documentation Agents (incorporated by reference to the Current Report on Form 8-K filed by Omnicare, Inc. with the Securities and Exchange Commission on August 25, 2011).

(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.